SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 16, 2014

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

STOCK EXCHANGE RELEASE

October 16, 2014

Nokia to publish third quarter 2014 interim report on October 23, 2014

Nokia Corporation
Stock Exchange Release
October 16, 2014 at 13:00 (CET +1)

Espoo, Finland — Nokia will publish its Interim Report for Q3 2014 and January-September 2014 on October 23, 2014 at approximately 8 am Finnish time (CET+1). The report will be made available on the Nokia website immediately after publication.

Nokia publishes only a summary of its interim reports in stock exchange releases. The summary focuses on financial information for the Nokia Group as well as the outlook. The detailed segment level discussion will be available in the full interim report.

Nokia’s analyst conference call will begin on October 23 at 3 pm Finnish time. A link to the webcast of the conference call will be available at http://company.nokia.com/financials. Media representatives can listen in via the link on that website, or alternatively call +1 706 634 5012, conference ID: 6073203.

The complete Interim Report for Q3 2014 and January-September 2014 will be available at http://company.nokia.com/financials. Investors should not rely on summaries of Nokia’s interim reports only, but should review the full interim reports with tables.

Reminder to institutional investors to register for Nokia’s Capital Markets Day 2014

Invitations have been distributed to institutional investors for Nokia’s Capital Market’s Day event which will be held in London, UK on November 14, 2014. Institutional investors who are planning to attend are encouraged to register for the event, as space is limited. Any questions related to Nokia’s Capital Markets Day can be addressed to cmd2014@nokia.com.

About Nokia
Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Nokia Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Nokia Technologies. Each of these businesses is a leader in its respective field. http://company.nokia.com

Media Enquiries:
Nokia

Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Enclosures:

Nokia to publish third quarter 2014 interim report on October 23, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2014			Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal